SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated November 22, 2013.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Form 51‑102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Sonde Resources Corp.
3100, 500 - 4th Avenue S.W.
Calgary, Alberta, T2P 2V6

2.	Date of Material Change:
November 15, 2013

3.	News Release:
A press release disclosing the material change was issued through Marketwire on November 15, 2013.

4.	Summary of Material Change:
The farmout agreement between Sonde Resources Corp. (Sonde) and Viking Exploration and Production Tunisia Limited (Viking) (the Farmout Agreement) relating to the farmout of an interest in Sonde's Joint Oil Block in North Africa has been terminated as of November 15, 2013.

5.	Full Description of Material Change:

5.1	Full Description of Material Change
On December 27, 2012, Sonde entered into the Farmout Agreement with Viking pursuant to which Sonde agreed to farmout to Viking a 66.67% of its interest in the Joint Oil Block. The consent of Joint Oil to a partial assignment of Sonde's interest under the Exploration and Production Sharing Agreement (the EPSA) governing the Joint Oil Block was a condition to closing.
On May 3, 2013, Sonde received approval from Joint Oil's Board of Directors to the Farmout Agreement subject to meeting a number of terms and conditions outlined by the Joint Oil Board of Directors and, in particular, that Sonde and Viking were required to post a bank guarantee equivalent to US$50.995 million as a guarantee for the 2013 through 2015 work obligations under the EPSA (the Bank Guarantee). Pursuant to the Bank Guarantee, Viking was required to contribute US $40 million and Sonde was required to contribute US$10.995 million.
An amended and restated Farmout Agreement was subsequently executed by Sonde and Viking on July 31, 2013, to reflect the terms and conditions required by Joint Oil's Board of Directors. Formal closing of the Farmout Agreement remained subject to the funding of the Bank Guarantee by Sonde and Viking.
On September 26, 2013, Joint Oil's Board of Directors and General Assembly approved the Assignments and the Amendment to the EPSA (the Viking Assignment Agreement), required conditions precedent to closing the Farmout Agreement. Under the terms of the Viking Assignment Agreement dated October 4, 2013, Viking had 21 calendar days (until October 25, 2013) to fund its US $40 million share of the Bank Guarantee (the Funding).
On October 28, 2013, at Viking's request, Joint Oil and Sonde granted an additional 21 day extension, until November 15, 2013, to permit Viking to secure the Funding. As of November 15, 2013, Viking was unable to satisfy the condition precedent of obtaining Funding. The Funding by Viking was subject to the completion of third-party financing by Viking and completion of the financing was outside the control of Sonde. As Viking was unable to secure the necessary Funding, Sonde terminated the Farmout Agreement on November 15, 2013.

5.2	Disclosure for Restructuring Transactions
Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:
Not applicable.

7.	Omitted Information:
Not applicable.

8.	Executive Officer:
The following is the name and business telephone number of an executive officer of the Corporation who is knowledgeable about the material change and this report.
William Dirks
President and Chief Operating Officer
Sonde Resources Corp.
(403) 294-1411

9.	Date of Report:
November 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	November 22, 2013	By:	/s/ Rene Beaumier

	Name & Title:		Rene P. Beaumier, Chief Financial Officer